U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
OR 12(g) OF THE SECURITIES ACT OF 1934

              RJV NETWORK, INC.
 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)

NEVADA	91-2014084
(STATE OR OTHER JURISDICTION OF	(I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)	IDENTIFICATION NO.)

15147 SE 46TH Way, Bellevue, WA	98006
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)	(ZIP CODE)

               425-267-1194
 (ISSUER'S TELEPHONE NUMBER)

TABLE OF CONTENTS

ITEM

PART I
General

Forward Looking Statements

Item 1. Description of Business
Business Development
Software Development
Internet Web Site Development
Marketing
Competition
Employees
Risk Factors

Item 2. Management's Discussion and Analysis or Plan of Operation
Financial Condition
Results of Operations
Liquidity and Capital Resources

Item 3. Description of Property

Item 4. Security Ownership of Certain Beneficial Owners and Management

Item 5. Directors, Executive Officers, Promoters, and Control Persons of the Company

Item 6. Executive Compensation

Item 7. Certain Relationships and Related Transactions

Item 8. Description of Securities
Common Stock
Preferred Stock and Debt

PART II

Item 1. Market Price of and Dividends on the Company's Common
Equity and Other Shareholder Matters

Item 2. Legal Proceedings

Item 3. Changes In and Disagreements with Accountants on
Accounting and Financial Disclosure

Item 4. Recent Sales of Unregistered Securities
Washington State Registered Securities

Item 5. Indemnification of Directors and Officers

PART F/S
Financial Statements
Year End December 31, 2000 Audited Statements
Period Ended March 31, 2001 Management Prepared Statements

PART III
Index to Exhibits

Signatures

PART I

General

        RJV Network, Inc. (the "Company") is filing this Form 10-SB registration statement on a voluntary basis and plans to continue filing interim and periodic reports as required under the Exchange Act of 1934, as amended ("Exchange Act"), in order to maintain compliance with the Security and Exchange Commission's (SEC) requirements to maintain the status of a reporting company. The Company intends to become a reporting company in order to list its securities for public trading on the Over-The-Counter (OTC) Electronic Bulletin Board. Under current National Association of Security Dealers (NASD) rules, in order for a company to become listed on the OTC Electronic Bulletin Board, it must be a reporting company under the Exchange Act.

Forward Looking Statements

        Certain information detailed within this registration statement is based on forward-looking statements. Generally, the words "anticipates," "believes," "expects," "intends," and similar expressions identify such forward-looking statements. Forward-looking statements typically involve risks and uncertainties, and the Company's actual results could differ materially from the results discussed in the forward-looking statements. Forward-looking statements are current only as of the date of this registration statement.

        All parties and individuals reviewing this registration statement and considering the Company as an investment should be aware of the financial risks involved with investing in a start-up company. When deciding whether to invest or not, careful consideration to the risk factors and forward-looking statements contained in this registration statement should be adhered to.

        It is especially important to keep these risk factors, which are detailed in Item 1 ("Risk Factors") of this registration statement, in mind when you read forward-looking statements. These are statements that relate to future periods and include statements about the Company's:

- expected operating results;
- expected market opportunities;
- anticipated revenue;
- ability to compete; and
- financial stability.

ITEM 1

DESCRIPTION OF THE BUSINESS

Business Development

        RJV Network, Inc. ("Company" "the Company") was organized under the laws of the State of Nevada on December 23, 1999. Other than a Registered Offering within the State of Washington, the Company has not conducted any material operations or generated any revenues to date. Since inception, the Company has been in the process of developing its business plan ("Plan" "plan" "the Plan" "the plan") and raising capital. The plan includes bringing to application an interactive commercial real estate Internet web site that will provide users with sophisticated value-added information relating to the buying, leasing, and selling of commercial real estate properties.

        Management is currently in the process of assessing the on- line commercial real estate marketplace, including but not limited to, the competition, current market trends, and current niches that the Company may capitalize upon. The key to the Company's success will be to take management's assessment of the marketplace and develop sophisticated software that can be readily accessed over the Internet and thereby provide customers commercial real estate solutions.

        To date, the software is in written outline form, no computer code has been written. If, and when, the development of the software is successfully completed, there can be no assurance or guarantee that the Company will be able to integrate the software with an interactive Internet web page that will appeal and attract users. If the Company cannot accomplish the above steps, the development of the Company would be adversely impacted and may ultimately prevent the Company from initiating revenue-generating operations.

        The plan for the software development and the Internet web site include the following:

Software Development

        The key to developing the software will be to differentiate the final product from the current competition by providing a higher level of key information for commercial real estate. It will also be critical for the software to easily allow the addition of new offerings that can be readily launched, enabling the Company to continually bring new products to the market to meet the changing needs within the marketplace. In doing so, the Company will focus on determining the specific functions of the software prior to beginning actual testing and marketing, as well as maintain a continued understanding of the market as it evolves.

        The necessary programming to develop a working software system that will allow a user to effectively search commercial properties and information regarding commercial real estate, as well as have the capabilities of adding future offerings, will be extensive and will likely require a third-party contractor to complete the development. Management plans to establish strategic relationship(s) and/or alliance(s) with various industry specialists and others that can test and market and/or use the software package when it comes out of beta testing and is ready for actual use. The specific costs associated with designing this type of software have not yet been determined by the Company. As previously detailed, the current status of development for the software is in outline written text form; no compiling of this outline has been converted to computer language.

        The Company feels that its software product, once developed, can be trademarked and/or copyright protected, although at the present time no assurance or guarantee can be made that the Company will be able to protect its software or other application technologies. Currently, the Company plans to rely on the common law copyright law to protect the proprietary nature of its specific concept. The Company plans to pursue formalizing trademark and/or copyright of the software when it is successfully developed and/or sufficient capital is available.

Internet Web Site Development

        The proposed Internet web site will be designed for users to obtain instant access to valuable commercial real estate information powered by the Company's software. The site will be targeted towards commercial real estate listing companies, real estate agents/brokers, individual property owners, and institutional investors. The site will allow the above- described clientele (or other interested parties) to input specific data into custom parameters that generates a sophisticated list of commercial properties, specific to the data they are looking for. Some of these parameters will include location, history of property, minimum/maximum purchase price, type of property such as medical, office, apartment, and retail, (etc.), size, tenant credit rating, and capitalization rate. With the individual parameters in place, an Internet "search" style process will then be initiated and compile a refined list of commercial properties that the user will be able to view in an effective manner. Along with specialized information, the site will also give the user access to general information related to commercial real estate including relevant historical, current, and projected market data such as interest rates, statistical analysis of the region the property is located in, including population, average rent/lease, occupancy, market size, and growth rates for the region.

        The Company plans to make the information on its proposed web site available on a membership basis. To date, the Company has not set the specific type of membership it will solicit, whether monthly/yearly or both, and/or what fees it will charge to access and/or input the information.

        There have been no bankruptcy, receivership or similar proceedings.

        There have been no material reclassifications, mergers, consolidations, or purchase or sale of a significant amount of assets not within the ordinary course of business.

        The above description of the business is based on forward thinking concepts and no assurance can be made that the Company will be able to realize its proposed business plan.

Marketing

        Prior to launching actual operations, the Company plans to develop and utilize a specific marketing strategy. The Company intends to market its commercial property listing web site by various means, including the Internet via advertising, e-mail opt-ins, and web-banners. Marketing will focus specifically on getting users to the Company's Internet site, once the potential user is at the site, the Company believes, the unique quality of commercial data available will appeal to the visitor and a significant percentage will likely become subscribers. The Company likely will offer "free memberships" for a short periods to first time users, as well as other promotional campaigns to expose the web site.

        The Company also plans to advertise through trade periodicals, journals, and possibly television, and radio media. In addition, the Company plans to implement direct marketing programs geared towards real estate agents, commercial property owners/investors, lenders, and institutional investors. At present, management has had preliminary talks and discussions with potential users and marketers involved in the commercial real estate industry. These discussions have provided management valuable information relating to the business development of the Company. The Company presently has no formal contracts with any of these users or marketers and no assurance can be given that any will develop. The Company will not pursue further negotiations with any of them until such time the Company has sufficient funding and is further in the process of developing its actual software program.

        The Company has no new product or service planned or planned to be announced to the public.

        The Company does not need governmental approval of its principal product. The Company's business is not subject to material regulation by federal, state, or local governmental agencies.

Competition

        The Company's competitors are substantially greater in size and financial strength than those of the Company. Competitors, such as Amrex Property Listing, Black's Guide, Commercial Property On-line, and LoopNet each have sites already established with a subscriber base similar to the one the Company is planning to bring to the market. Furthermore, additional competition may arise from real estate companies including Coldwell Banker, Prudential, Remax, and others that have Internet sites, or are in the process of establishing sites that will give users the capabilities to search commercial properties from their local, regional, and national listings.

        Each of the above listed competitors have broad-based search engines that provide access to raw data including listed property and/or commercial real estate statistics and facts. The Company intents to differentiate its web site from the competition by creating a software program that will harness the raw data into practical information and aid the user in the real estate decision making-process. The Company believes by providing value-added analysis of commercial properties and market data will give it an important competitive advantage in the marketplace.

        Based on management's current review of the competitors sites, none currently offers a sophisticated analysis that gives users decision making advise based on rational analysis of the commercial property in conjunction with current commercial real estate market data, which will be the targeted function of the Company's web site.

        Keeping in mind the associated risks of a start-up company and the above-described competition the Company is not aware of any significant hindrance to entering the on-line real estate listing market. However, given the size and complexity of the market, and difficulty in assessing the market's acceptance of the Company's proposed Internet site, it is difficult for the Company to estimate the percentage share of the market, if any, it will ultimately command.

Employees

        At present, the Company's only "employee" is its sole officer, Edward Velton. Currently, Mr. Velton is an independent contractor on a full-time basis with JSH Properties, Inc., a full-service commercial real estate company (See Item 1 "Risk Factors - Dependency on Current Management" and Item 5 "Directors, Executive Officers, Promoters, and Control Persons of the Company"). Conflicts may arise between the interests of the Company and other obligations Mr. Velton is currently responsible for. Mr. Velton has not committed a predetermined amount of time to devote to the furtherance of the Company, of which may have a negative impact on the progress of the Company's business.

Risk Factors

        The Company is in the development stages of business and plans to enter the commercial real estate marketplace using the Internet as a platform these factors subject the Company to many risks including:

                No Operating History with the Potential of Increased Expenses.

        The Company was organized in 1999, and has no operating history upon which an evaluation of its business and prospects can be based.

        There can be no assurance that the Company will be profitable on a quarterly or annual basis, if at all. In addition, as the Company expands its business network and marketing operations it will likely need to increase its operating expenses, broaden its customer support capabilities, and increase its administrative resources.

Need for Additional Financing.

        The Company will need to raise or find additional capital in order to establish operations. While the Company expects to be able to meet its financial obligations for approximately the next twelve months, there is no assurance after such period the Company will be operating profitably, if at all. Moreover, there can be no assurance that any required capital will be obtained on terms favorable to the Company. Failure to obtain adequate additional capital on favorable terms could result in significant delays in the expansion of new services and market share and could even result in the substantial curtailment of operations.

Unpredictability of Future Revenues; Potential Fluctuations in Quarterly Results.

        As a result of the Company's lack of operating history and the nature of the market in which it plans to compete, the Company is currently unable to forecast its revenues accurately. The Company's current and future expense levels are based largely on its investment/operating plans and estimates of future revenue are based on the Company's own estimates. Sales and operating results will generally depend on the volume of, timing of, and ability to obtain customers, orders for services received, and revenues therefrom generated. These are, by nature, difficult to forecast.

        The Company may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall or delay. Accordingly, any significant shortfall or delay in revenue in relation to the Company's planned expenditures would have an immediate adverse affect on the Company's business, financial condition, and results of operations. Further, in response to changes in the competitive environment, the Company may from time to time make certain pricing, service, or marketing decisions that could have a material adverse effect on the Company's business, financial condition, operating results, and cash flows.

Developing Market; Unproven Acceptance of the Internet as a Medium for Commerce.

        The Company's long-term viability is substantially dependent upon the continued widespread acceptance and use of the Internet as a medium for business commerce, in terms of the sales of both products and services to businesses and individuals. The use of the Internet as a means of business sales and commerce has only recently reached a point where a few companies are realizing profits from their endeavors therein, and there can be no assurance that this trend will continue in a positive direction.

        The Internet has experienced, and is expected to continue to experience, significant growth in the number of users and amount of traffic. There can be no assurance that the Internet infrastructure will continue to be able to support the demands placed on it by this continued growth. In addition, delays in the development or adoption of new standards and protocols to handle increased levels of Internet activity or increased governmental regulation could slow or stop the growth of the Internet as a viable medium for business commerce. Moreover, critical issues concerning the commercial use of the Internet (including security, reliability, accessibility, and quality of service) remain unresolved and may adversely affect the growth of Internet use or the attractiveness of its use for business commerce.

        The failure of the necessary infrastructure to further develop in a timely manner, or the failure of the Internet to continue to develop rapidly as a valid medium for business would have a material adverse effect on the Company's business, financial condition, operating results, and cash flows.

Unproven Acceptance of the Company's Services.

        The Company is still in its development stage. As a result, it does not know with any certainty whether its services will be accepted within the on-line commercial real estate marketplace. If the Company's services prove to be unsuccessful within the marketplace, or if the Company fails to attain market acceptance, it could materially adversely affect the Company's financial condition, operating results, and cash flows.

Dependency on Current Management.

        The Company's performance and operating results are substantially dependent on the continued service and performance of its sole officer. The Company intends to hire additional technical, sales, and other personnel as it moves forward with its proposed business plan, but competition for such personnel is intense, and there can be no assurance that the Company can retain its key technical employees, or that it will be able to attract or retain highly qualified technical and managerial personnel in the future. The loss of the services of any of the Company's key employees or the inability to attract and retain the necessary technical, sales, and other personnel could have a material adverse effect upon the Company's business, financial condition, operating results, and cash flows. The Company does not currently maintain "key man" insurance for any of its current management.

        The sole officer, Edward Velton, is currently employed at another company and plans to initially devote minimal time to promoting the Company's business plan. If other obligations take priority for the officer, it may have a material adverse impact on the progress of the Company. In addition, there has been, and are no plans for compensating the officer until sufficient revenue flow can be generated, of which, there is no guarantee. Therefore since the officer is being compensated by their employment elsewhere, he may be less motivated to spend adequate time promoting the Company.

Liability for Information Displayed on the Company's Internet Web Sites.

        The Company may be subjected to claims for defamation, negligence, copyright or trademark infringement, and various other claims relating to the nature and content of materials it publishes on its Internet Web site, or those set up for its clients. These types of claims have been brought, sometimes successfully, against online businesses in the past. The Company could also face claims based on the content that is accessible from its own, or its clients', Internet Web sites through links to other Web sites.

Reliance on Third Parties.

        The Company's future operations may depend, to a significant degree, on a number of third parties, including but not limited to Internet Service Provider's (ISP's) and communication companies. The Company has no effective control over these third parties and no contractual relationships with any of them. From time to time, the Company could experience temporary interruptions in their Internet Web-site connections and related communications access. Continuous or prolonged interruptions in the Internet Web-site connections or communications access would have a material adverse effect on the Company's business, financial condition, and results of operations. Most agreements with ISP's place certain limits on a company's ability to obtain damages from the service providers for failure to maintain the company's connection to the Internet.

Competition.

        The on-line commercial real estate market in which the Company plans to operate is very competitive. Many competitors have substantially greater, financial, technical, marketing, and distribution resources than the Company.

        The Company will compete against a large number of other companies varying in size and resources. There are an increasing number of competitive on-line services and products offered by a growing number of companies within the on-line commercial real estate marketplace. Increased competition in any service or product area may result in a loss of a client, reduction in sales revenue, or additional price competition, any of which could have a material adverse impact on the Company's operating results. In addition, existing competitors may continue to broaden their services and/or product lines and other potential competitors may enter or increase their market share, resulting in greater competition for the Company.

        Most, if not all, of the Company's current and potential competitors have substantially longer operating histories, larger customer bases, greater name and service recognition, and significantly greater financial, marketing, and other important resources than those of the Company. Furthermore, competitors may be acquired by, receive investments from, or enter into other commercial relationships with larger, well- established and well-financed companies as the use of the Internet and other online services increases. Many of the Company's competitors may be able to respond more quickly to changes in customer preferences/needs, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing policies, and devote substantially more resources to Internet site and systems development than the Company can.

        It is possible that new competitors or alliances among competitors may emerge and rapidly acquire market share. Increased competition could result in reduced operating margins and/or loss of market share, either of which could materially adversely impact the Company's business, results of operations, and financial condition. There can be no assurance that the Company will be able to compete successfully against current or future competitors or alliances of such competitors, or that competitive pressures faced by the Company will not materially effect its business, financial condition, operating results, and cash flows.

Risks of Potential Government Regulation and Other Legal Uncertainties Relating to the Internet.

        The Company is not currently subject to direct federal, state, or local regulation in the United States other than regulations applicable to businesses generally or directly applicable to electronic commerce. However, because the Internet is becoming increasingly popular, it is possible that a number of laws and regulations may be adopted with respect to the Internet. These laws may cover issues such as user privacy, freedom of expression, pricing, content, and quality of products and services, taxation, advertising, intellectual property rights and information security. Furthermore, the growth of electronic commerce may prompt calls for more stringent consumer protection laws. The adoption of such consumer protection laws could create uncertainty in Internet usage and reduce the demand for all products and services.

        In addition, the Company is not certain how its business may be affected by the application of existing laws governing issues such as property ownership, taxation, copyrights, encryption, and other intellectual property issues. It is possible that future applications of these laws may impact the Company's business reducing demand for its services or increase the cost of doing business as a result of litigation costs or increased service delivery costs.

        Because the Company's services will likely be available over the Internet in multiple states, and possibly foreign countries, other jurisdictions may claim that the Company is required to qualify to do business and pay taxes in each state. The Company's failure to qualify in other jurisdictions when it is required to do so could subject the Company to penalties and could restrict the Company's ability to enforce contracts in those jurisdictions. The application of laws or regulations from jurisdictions whose laws do not currently apply to the Company's business may have a material adverse impact on its business, results of operations, and financial condition.

Intellectual Property Rights.

        As part of its confidentiality procedures, the Company expects to enter into nondisclosure and confidentiality agreements with its key employees and any consultants and/or business partners and will limit access to and distribution of its technology, documentation, and other proprietary information.

        Despite the Company's efforts to protect any intellectual property rights it may have, unauthorized third parties, including competitors, from time to time copy or reverse- engineer certain portions of the Company's technology and use such information to create competitive services and/or products.

        It is possible that other parties, including competitors could challenge the scope, validity, and/or enforceability of the Company's intellectual property rights. The results of such challenges before administrative bodies or courts depend on many factors, which cannot be accurately assessed at this time. Unfavorable decisions by such administrative bodies or courts could have a negative impact on the Company's intellectual property rights. Any such challenges, whether with or without merit, could be time consuming, result in costly litigation and diversion of resources, and cause service or product delays. If such events should occur, the Company's business, operating results, and financial condition could be materially adversely affected.

Future Revenue May Depend on One, or a Few Customers.

        The Company has no current customers to date, but in the future a significant portion of its revenues may come from a small number of customers. If the Company should derive a significant amount of revenues from a single customer, or a small number of customers, loss of even a single customer would materially impact the revenues of the Company.

Rapid Changes in Technology and Distribution Channels Related to the Internet.

        The potential markets for the Company's Internet services and products are characterized by:

- rapidly changing technology;
- evolving industry standards;
- frequent new product and service introductions;
- shifting distribution channels; and
- changing customer demands.

        The Company's success will depend on its ability to adapt to this rapidly evolving marketplace. The Company may not be able to adequately adapt its products and services or acquire new products and services that can compete successfully within the marketplace. In addition, it may not be able to establish and maintain effective distribution channels.

Maintaining Positive Brand Name Awareness.

        Management believes that establishing and maintaining a brand name will be essential to the Company expanding its Internet business and attracting new customers to its site and that the importance of brand name recognition will increase in the future because of the growing number of Internet companies that will need to differentiate themselves. Promotion and enhancement of a potential brand name will depend largely on the Company's ability to provide consistently high-quality products and services. If it is unable to provide high-quality services, the value of its potential brand name may suffer.

Ownership of RJV Network, Inc. is Concentrated.

        Edward Velton, RJV Network's sole officer beneficially owned 62.1% of the Company's issued and outstanding common stock as of June 12, 2001. As a result, Mr. Velton possesses significant influence over the Company on matters including the election of directors. The concentration of RJV Network, Inc.'s share ownership may delay or prevent a change in control, impede a transaction involving the Company, or prevent adequate direction of the Company.

ITEM 2

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
 FINANCIAL CONDITION AND RESULTS OF OPERATION

Financial Condition

        On December 23, 1999, Edward Velton purchased 50,000 common shares at a cost of $0.10 per share for total consideration of $5,000.

        From approximately October 10, 2000 to March 31, 2001 the Company sold 30,500 common shares to thirty-three (33) non- affiliated private investors and raised a total of $15,250. The Offering is a Registered Offering within the State of Washington pursuant to Rule 504 of Regulation D, and is open until October 10, 2001.

        It is management's opinion the Company's current cash is sufficient for the next twelve months.

        Management has determined additional capital will need to be raised in order to bring the Company's business plan to a level of operations and begin generating revenues. Management initially will seek to raise the additional capital through the sale of its own securities via the Washington State Registered Offering, which is open until October 10, 2001. The Company may raise an additional $34,750 via this Registered Offering. However, management feels it will need to raise approximately $225,000 to $375,000 above the current Offering amount to successfully implement the Company's strategic business plan. If the Company is unable to raise this additional funding it will have difficulty maintaining its going concern status.

        Management has forecasted the following steps and estimated the associated costs that must be achieved by the Company prior to its Internet site being ready for commercial utilization:

1.    Raise Additional Capital: Raise enough capital to fund the full development of the proposed software design and, set-up a web site, and market the Company's service. This may be accomplished through the sale of the Company's securities and/or through loans via venture capitalists/financial institutions. The time frame to initiate this step would likely be twelve to eighteen months. The associated costs with raising the capital will depend on what route the Company takes, whether it be a percent of the amount raised from stock or a loan that reflects a set interest rate.

2.    Software Program: Select a local programmer and develop/produce the information and decision process flow charts (estimated cost of $6,500 to $12,750), formalize and write the actual program code, test the code, and make any necessary modifications (estimated at $65,000), prepare and produce a beta test product and distribute for testing (estimated at $20,000) - time frame of twelve to eighteen months;

3.    Software Development: Collect, compile, and make the required beta test modifications to the program (estimated at $20,000), select software package manufacturer and begin production of the first batch of product (estimated at $50,000). Design Company web page on the Internet that will allow users to interact with the developed software (estimated at $5,500) - time frame of nine to twelve months following step (2).

        Once the web site is ready for commercial utilization, the following steps will need to be taken in order fully enter the market place and position the Company for long-term success:

1.    Regional/National Marketing: Organize an effective marketing campaign to expose the Company to the desired market by direct marketing within the greater Seattle area (estimated at $7,000). Contract the services of a sale representatives and/or and advertisement agency (estimated at $100,000) - time frame of three to six months following the above described step (3).

2.    Expand Market: Form strategic alliances and/or acquire companies that will promote long-term growth for the continued success of the Company (estimation is unable to be determined at this time) - time frame is currently unpredictable.

        Note: While these estimates are felt to be realistic and achievable by the Company, there can be no assurances that they will ultimately be achieved within the time frames specified. In addition, the above estimated costs associated with the development of the software and Internet site may be subject to change as no contracts have been negotiated by the Company with any potential supplier.

        During all phases of implementing the Company's strategic business plan there will be the risks as detailed within Item 1 ("Risk Factors") of this registration statement, including unforeseen risks that may include:

(1)   the Company's raising insufficient additional funding from the sale of its securities,

(2)   programming and testing shortfalls and difficulties and/or related cost overruns,

(3)   poor marketing results and/or market acceptance of the software package and,

(4)   related lack of revenues from the sales of the product. Without the ability to raise additional or sufficient capital to implement its business plan as presented.

        Management has not selected which company or companies will be performing the actual software programming and/or manufacturing. Once the business plan and marketing strategy is further developed the Company believes it will have no problems contracting a local programmer, as Seattle, and the surrounding area is host to many smaller independent programming companies such as Axis Software Design, Custom Software Design, and Designtime Software. In management's opinion contracting a smaller local firm that can offer a "turn-key" operation will help defer some of the costs associated with contracting a larger company or several smaller companies. At present, the Company has no formal contract(s) with any such firm or supplier(s) and will not initiate negotiations until such time as the Company has raised sufficient funding to pursue the actual programming. As of the date of this registration statement, the progress of the software has been limited to a written outline form with no actual computer code written.

        There are no current plans for product research and development. The Company has no current plans to purchase or sell any significant amount of fixed assets. There are no current plans to increase the number of employees within the next twelve months.

Results of Operations

        The Company currently has no direct or indirect operations. There were no revenues from sales for the year ended December 31, 2000. The Company sustained a net loss of $35 for the period ending December 31, 2000 and $230 for the period from December 23, 1999 to March 31, 2001. Losses were primarily attributed to expenditures for the start-up of the Company.

Liquidity and Capital Resources

        As of March 31, 2001, the Company had $ 19,970 cash on hand and in the bank. The anticipated expenses for the period ended April 30, 2001 are as follows:

(1) Accounting -          $ 3,500
(2) Licenses and fees - $   500
(3) Transfer Agent -     $   750

        The Company's current cash is positive and in management's opinion will be sufficient for the initial working capital of the Company. To date, the Company's only financial liability is a loan payable to a stockholder of the Company in the amount of $200.

ITEM 3

DESCRIPTION OF PROPERTY

        The President of the Company, at no cost, provides the Company's principal office address and telephone number. Management considers the Company's current principal office space arrangement adequate.

ITEM 4

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
AND MANAGEMENT

        The following table sets forth information on the ownership of the Company's voting securities by Officers, Directors, and major shareholders as well as those who own beneficially more than five percent of the Company's common stock through the most current date - June 20, 2001:

Title Of	Name &	Amount &	Percent
Class	Address	Nature of Owner	Owned

Common	Edward E. Velton	50,000 shares	62.1%
	15147 SE 46TH Way
	Bellevue, WA 98006

(a) Mr. Velton purchased shares of the Company's common stock in 1999 at a cost of $0.10 per share.

ITEM 5

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS,
AND CONTROL PERSONS

        The Officer and Directors of the Company, whose terms will expire December 23, 2001 and July 7, 2001 respectively, or at such a time as their successor(s) shall be elected and qualified is as follows:

Name & Address	Age	Position	Date First Elected

Edward E. Velton	42	President,	December 23, 1999
15147 SE 46TH Way		Director
Bellevue, WA 98006

Rune Harkestad	37	Director	July 7, 2000
10655 NE 4TH Street
Suite 300
Bellevue, WA 98004

Michael J. McKinistry	54	Director	July 7, 2000
9106 N.E. 141ST Place
Bothell, WA 98001.

        Mr. Velton has had a broad range of experiences within the real estate business over the past five years, which include:

        JSH Properties, Inc., Licensed Real Estate Broker, 1999 to present. As an associated broker with JSH Properties, Mr. Velton is responsible for the marketing, sale, and management of several commercial properties including grocery stores, neighborhood centers, and single tenant retail properties.

        Greenfield Development, Chief Financial Officer, 1998-1999. Mr. Velton was responsible for this company's financial management, which included supervision of financial statement preparations, cash flow projections, cash planning, bank relations, partner coordination, and board presentations.

        Seattle First National Bank, Vice President, 1988-1998. Mr. Velton was the Senior Project Lending Officer/Team Marketing Manager coordinating the origination, evaluation, and management of construction and permanent loans for a variety of properties. Mr. Velton originated over $500,000,000+ loans with very low default and loss rates. Financed properties included over 4,000,000 square feet of retail projects, 3,000 apartment units, 3,000,000 square feet of office and industrial projects, and various other projects.

Education:

        Graduated May 1983 from the San Diego State University, with a MBA emphasizing corporate finance and real estate.

        Graduated December 1981 from the University of Nevada, with a BS in Business Administration, concentrating on corporate finance with a minor in economics

        The above officer and director of the Company may be considered a "promoter" of the Company, as that term is defined in the rules and regulations promulgated under the Securities and Exchange Act of 1933.

        Two independent Directors where elected on July 7, 2000. All material affiliated transactions shall be approved by the majority of RJV Networks, Inc.'s Directors, which include the listed independent Directors of whom shall not have a have an interest in the transaction. The independent Directors have access to, at RJV Networks, Inc.'s expense, independent legal counsel for material issues concerning the Company.

        Rune Harkestad. Mr. Harkestad is currently employed with JSH Properties, 10655 NE 4TH Street, Suite 300, Bellevue, WA 98004. His experience and knowledge within the commercial real estate industry will be an asset to shareholders in making important decisions that will effect the direction of the Company.

        Michael J. McKinistry - 9106 N.E. 141ST Place, Bothell, WA 98001. Mr. McKinistry is currently employed with National Mortgage Co., where he is Vice President of Financial Services. From 1991 to 1998, Mr. McKinistry served as Vice President of Financial Services for Kidder, Matthews, & Segner, Inc. Mr. McKinistry has been involved with real estate and real estate lending for the past twenty-four years, including the experience of running his own single family home development company.

        All directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified. There are no agreements with respect to the election the directors. The Company has not compensated its directors for service on the Board of Directors or committee thereof, but the directors are entitled to be reimbursed for expenses incurred for attendance at the meetings of the Board of Directors and any committee of the Board of Directors. However due to the Company's lack of funds and operations, the directors will defer their expenses and any compensation until such a time the Company is operating at a profit. Officers are appointed to serve until the meeting of the Board of Directors following the next annual meeting of stockholders and until their successors have been elected and qualified.

        No officer, director, affiliate, or promoter of the Company has filed any bankruptcy petition, been convicted in or been the subject of any pending criminal proceedings, or is any such person the subject or any order, judgement, or decree involving the violation of any state or federal securities law.

        No officer or director of the Company has been convicted in any criminal proceeding (excluding traffic violations) or is the subject of a criminal proceeding, which is currently pending.

ITEM 6

EXECUTIVE COMPENSATION

        The Company's sole officer has received none and currently receives no compensation. The Company has not had a bonus, profit sharing, or deferred compensation plan for the benefit of its officer or directors. The Company has not paid any salaries or other compensation to its officer or directors since inception. The Company has not entered into an employment agreement with its officer or directors, or any other persons, and no such agreements are anticipated in the immediate future. This period of no remuneration will continue until such time as the Company receives, and is generating sufficient revenues to provide a reasonable salary to its officer and compensation for director participation. The Company officer and its Board of Directors have the responsibility to determine the timing of remuneration based upon reasonable positive cash flow. At this time, management cannot accurately estimate if or when sufficient revenues will occur to implement this compensation.

        There are currently no annuity, pension, or retirement benefits and none are proposed to be paid to officers, directors, or employees of the Corporation in the event of retirement at normal retirement date pursuant to any presently existing plan provided or contributed to by the Company or any of its subsidiaries, if any.

ITEM 7

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        Mr. Velton (Officer & Director) was issued 50,000 shares of the Company's common stock in 1999 at a cost of $0.10 per share.

ITEM 8

DESCRIPTION OF SECURITIES

Common Stock

        The Company's Certificate of Incorporation authorizes the issuance of 25,000,000 Shares of Common Stock, with a par value of $.001 per share, of which 80,500 shares are issued and outstanding as of the date hereof. All of the Common Stock have equal rights and are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of Common Stock do not have cumulative voting rights. Holders of shares of Common Stock are entitled to share ratable in dividends, if any, as may be declared, from time to time by the Board of Directors in its discretion from funds legally available therefor. In the event of a liquidation, dissolution, or winding up of the Company, the holders of shares of Common Stock are entitled to share pro-rata all assets remaining after payment in full of all liabilities. Holders of Common Stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. All of the outstanding Common Stock is, and the shares offered by the Company pursuant to a future offering shall be, when issued and delivered, fully paid and non-assessable.

Preferred Stock and Debt

        The Company to date has not authorized the issuance of any preferred stock or debt securities.

PART II

ITEM 1

MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
EQUITY AND OTHER SHAREHOLDER MATTERS

        As of the date of this filing, there is no public market for the Company's securities. As of June 19, 2001, the Company had thirty-four (34) shareholders of record. The Company has paid no cash dividends and has no outstanding options. The Company currently has no plans to register any of its securities under the Securities Act for sale by security holders. There is no public offering of equity and no proposed public offering of equity.

        The Company intends to file for trading on the Over-The- Counter (OTC) Electronic Bulletin Board, which is sponsored by the National Association of Securities Dealers (NASD). The OTC Electronic Bulletin Board is a network of security dealers who buy and sell stock. The dealers are connected by a computer network, which provides information on current "bids" and "asks" as well as volume information. As of the date of this filing the Company has not filed any such application with the OTC Electronic Bulletin Board and the Company cannot predict a timeframe when or if this may occur. In addition, the Company may file a 15c2-11 form to a sponsoring broker to be listed on the pink sheets, which is another quotation service that provide "bids" and "asks" for a company stock. Currently the Company has no sponsoring broker and has not filled out any such form.

        The Company's securities, when and if available for trading, will be subject to a Securities and Exchange Commission rule that imposes special sales practice requirements upon broker- dealers who sell such securities to persons other than established customers or accredited investors. For purposes of the rule, the phrase "accredited investors" means, in general terms, institutions with assets in excess of $5,000,000, or individuals having a net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, when combined with a spouse's income, exceeds $300,000). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and also may affect the ability of purchasers in this offering to sell their securities in any market that might develop therefor.

        In addition, the Securities and Exchange Commission has adopted a number of rules to regulate "penny stocks." Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, and 15g-7 under the Securities Exchange Act of 1934, as amended. Because the securities of the Company may constitute "penny stocks" within the meaning of the rules, the rules would apply to the Company and to its securities. The rules may further affect the ability of the Company's shareholders to sell their shares in any public market, which might develop.

        Shareholders and potential investors should be aware that, according to Securities and Exchange Commission Release No. 34- 29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker- dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. The Company's management is aware of the abuses that have occurred historically in the penny stock market. Although the Company does not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to the Company's securities.

ITEM 2

LEGAL PROCEEDINGS

        The Company is not currently involved in any legal proceedings and is not aware of any pending or potential legal actions by or against the Company.

ITEM 3

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
ACCOUNTING CONTROL AND FINANCIAL DISCLOSURE

None.

ITEM 4

RECENT SALES OF UNREGISTERED SECURITIES

        On December 23, 1999, at an organizational meeting of the Board of Directors, the Board authorized the sale and issuance of fifty thousand (50,000) shares of common stock to the sole officer of the Company at cost of $0.10 per share. These fifty thousand shares are considered Rule 144 legend shares. All of the outstanding shares of common stock held by the present officer are "restricted securities" within the meaning of Rule 144 under the Securities Act of 1933, as amended. As restricted shares, these shares may be resold only pursuant to an effective registration statement or under the requirements of Rule 144 or other applicable exemptions from registration under the Act, and as required under applicable state securities laws. Rule 144 provides in essence that a person who has held restricted securities for a prescribed period may, under certain conditions, sell every three months, in brokerage transactions, a number of shares that does not exceed the greater of 1.0% of a company's outstanding common stock or the average weekly trading volume during the four calendar weeks prior to the sale. There is no limit on the amount of restricted securities that may be sold by a non-affiliate after the owner has held the restricted securities for a period of at least two years. A sale under Rule 144 or under any other exemption from the Act, if available, or pursuant to subsequent registrations of shares of Common Stock of present stockholders, may have a depressive effect upon the price of the Common Stock in any market that may develop.

Washington State Registered Securities

        From the period from approximately October 10, 2000 through present, the Company has offered and sold a total of 30,500 shares of common stock, at a price of $.50 per share, to a total of thirty-three (33) non-affiliated private investors in the State of Washington. The Company registered for offering up to 100,000 common shares to be sold in the State of Washington by Registration by Qualification. The permit number for this Offering is 70011337 and the permit to sell the securities is effective from October 10, 2000 to October 10, 2001. The Company is permitted to sell the remaining 69,500 common shares at a price of $.50 per common share within the state of Washington. Each prospective investor was, and will be given, an offering memorandum that disclosed all material aspects of an investment in the Company. General advertisement or general solicitation did not accompany this offering. None of the shareholders hold greater than 5% of the outstanding shares of the Company. Each investor was either accredited as defined, or were "sophisticated" purchasers, having prior investment experience or education, and having adequate and reasonable opportunity and access to the Company's corporate information.

ITEM 5

INDEMNIFICATION OF DIRECTORS AND OFFICERS

        The Company's By-Laws provide that the Company must indemnify its officers and directors to the fullest extent permitted under current Nevada laws and/or acts against all liabilities incurred by reason of the fact that the person is or was a officer or director of the Company. The effect of these provisions is potentially to indemnify the Company's officers and directors from all cost and expenses in which they are involved by reason of their affiliation with the Company.

PART F/S

        The audited financial statements of the Company and related notes that are included in this registration statement, have been examined by Peterson Sullivan P.L.L.C., as of year end December 31, 2000, and have been so included in reliance upon the opinion of such accountants given upon their authority as an expert in auditing and accounting.

        The unaudited financial statements of the Company that are included in this registration statement have been prepared by management and are as of and for the period ended March 31, 2001.

PETERSON SULLIVAN P.L.L.C.
601 Union Street
Suite 2300
Seattle, Washington 98101
Phone (206) 382-7777

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
and Shareholders
RJV Network, Inc.

We have audited the accompanying balance of RJV Network, Inc. (a development stage company) as of December 31, 2000, and the related statements of operations, shareholders' equity, and cash flows from the period December 23, 1999 (inception) to December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RJV Network, Inc. (a development stage company) as of December 31, 2000, and the results of its operations and its cash flows for the period from December 23, 1999 (inception) to December 31, 2000, in conformity with accounting principles generally accepted in the United States.

/S/ Peterson and Sullivan
 Peterson Sullivan P.L.L.C.
Seattle, Washington
May 3, 2001

RJV Network, Inc.
(A Development Stage Company)

BALANCE SHEET
December 31, 2000

ASSETS

Current Cash
Cash	$ 5,165
========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
Due to Stockholder	$ 200

Shareholders' Equity
Common Stock, $.001 par value; 25,000,000 common
shares authorized, 50,000 shares issued and
outstanding	50
Additional paid in capital	4,950
Deficit accumulated during the development stage	(35)
4,965
$ 5,165
========

The accompanying notes are an integral part of these financial statements

RJV NETWORK,INC.
(A Development Stage Company)

STATEMENT OF OPERATIONS
For the Period From December 23, 1999 (Date of Inception)
To December 31, 2000

Revenue	$ -

General and administrative expenses
Bank charges	35

Net loss for period	$ (35)
========
Basic and diluted loss per common share	$ (.00)
========

 The accompanying notes are an integral part of these financial statements

RJV Networks, INC.
(A Development Stage Company)

STATEMENT OF SHAREHOLDERS' EQUITY
For the Period From December 23, 1999 (Date of Inception)
To December 31, 2000

	Common Stock		Additional Paid in Capital	Deficit Accumulate During the Development Stage	Total
	Shares	Amount
Balance,
December 23, 1999	-	$ -	$ -	$ -	$ -

Issuance of common
stock, December
31, 1999	50,000	$ 50	4,950		5,000
Net loss for period				(35)	(35)
Balance,
December 31 2000	50,000	$ 50	$ 4,950	$ (35)	$ (35)
	======	======	========	=======	=======

The accompanying notes are an integral part of these financial statements

RJV NETWORK,INC.
(A Development Stage Company)

STATEMENT OF CASH FLOWS
For the Period From December 23, 1999 (Date of Inception)
To December 31, 2000

Cash Flows From Operating Activities
Net loss for period	$ (35)

Cash Flows From Financing Activities
Issuance of common stock	5,000
Loan from shareholder	200

Net cash flows provided by financing activities	5,200

Increase in Cash and Cash at December 31, 2000	$ 5,165
======

NOTES TO FINANCIAL STATEMENTS

Note 1.    The Company and Summary of Significant Accounting Policies

The Company

RJV Network, Inc. ("the Company), a development stage company, was incorporated under the laws of the State of Nevada on December 23, 1999, and began its development stage operations. The Company is involved in the development of internet-based listing site that will provide detail commercial real estate property listings and related data. The Company plans to generate revenues by selling one-time fee or subscription-based access to the web site to interested users of the information provided.

As indicated in the accompanying financial statements, the Company's accumulated deficit during the development stage totaled $35 for the period from December 23, 1999, date of inception, to December 31, 2000. The Company has financed this deficit through sales of the Company's stock.

The Company's successful attainment of profitable operations is dependent on future events, including obtaining additional financing to fulfill its development activities.

Cash

Cash consists of funds held in escrow account. This account is recorded at cost, which approximates fair value.

Due to Stockholder

The stockholder loan is unsecured, bears no interest and is due on demand.

Taxes on Income

The Company accounts for income taxes under an asset and liability approach that requires the recognition of deferred tax assets and liabilities for expected future tax consequences of events tat have been recognized by the Company's financial statements or tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than enactment of changes in the tax laws or rates.

Software and Web Site Development Costs

The costs of computer software developed or obtained for internal use, during the preliminary project phase, as defined under Statement of Position 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", are expensed as incurred. The costs of web site development, during the planning stage, as defined under Emerging Issues Task Force No. 00-2 "Accounting for Web Site Development Costs" will be expensed as incurred.

Computer software and web site development costs incurred during the application and infrastructure development stage, including external direct costs of materials and services consumed in developing the software, creating graphics and web site content, payroll, and interest costs, will be capitalized and amortized over the estimated useful life, beginning when the software is ready use and after all substantial testing is completed and the web site is operational.

The Company did not incur any software development costs for the period from December 23, 1999, date of inception, to December 31, 2000.

Costs to be incurred when the web site and related software are in the operating stage will be expensed as incurred.

Earnings per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding in the period. Diluted earnings per share takes into consideration common shares outstanding (computed under basic earnings per share) and potentially dilutive securities. There were no dilutive securities outstanding during the period December 23, 1999 to December 31, 2000.

Estimates

The preparation of these financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of these financial statements and the reporting amounts of revenues and expenses during the period. Actual results could differ from these estimates.

Revenue Recognition

The Company intends to market access to its web site information. Revenue recognition policies for sales will be established when the terms for such sales are determined.

Note 2. Income Taxes

The Company is liable for taxes in the United States, As of December 31, 2000, the Company did not have any income for tax purposes and, therefore, no tax liability or expenses has been recorded in these financial statements .

The Company has tax losses of approximately $35 available to reduce future taxable income. The tax loss expires in 2020.

The deferred tax asset associated with the tax loss carryforward is approximately $12. The Company has provided a full valuation allowance against the deferred tax asset.

Note 3. Subsequent Event

The Company had a private placement offering to raise capital to fund the development stage operations. The funds raised through this offering were held in trust by the Company's attorney until the required minimum was met. The total raised was $15,250, which was released to the Company in January 2001.

RJV NETWORKS, INC.
(A Development Stage Company)

FINANCIAL REPORT
*Management Prepared
MARCH 31, 2001

* Financial Statements compiled by Peterson Sullivan P.L.L.C. Seattle, Washington and prepared herein by management. The notes to the financial statements are management prepared.

FINANCIAL STATEMENTS

Balance Sheet
Statements of Operations
Statement of Shareholder' Equity
Statements of Cash Flows
Management Provided Notes to Financial Statements

RJV NETWORK, INC.
(A Development Stage Company)

BALANCE SHEET
March 31, 2001

ASSETS

Current Assets
Cash	$ 19,970
========

LIABILITIES AND SHAREHOLDER EQUITY

Current Liabilities
Due to shareholder	$ 200

Shareholders' Equity
Common Stock, $$.001 par value; 25,000,000
Common shares authorized, 80,500 shares
Issued and outstanding	80
Additional paid-in capital	19,920
Deficit Accumulated during the development
Stage	(230)
19,770
$ 19,970
========

SEE NOTES TO FINANCIAL STATEMENTS

RJV NETWORK,INC.
(A Development Stage Company)

STATEMENT OF OPERATIONS
For the Three Months Ended March 31, 2001
and the Period From December 23, 1999 (Date of Inception)
to March 31, 2001

Cumulative
	During	Three Months
	Development	Ended
	Stage	March 31, 2001

Interest Income	$ 31	$ 31

General and administrative
expenses
Bank Charges	96	61
Taxes and licenses	165	165

Net Loss for period	$ (230)	$ (230)
	========	==========

Basic and diluted loss
Per common share	$ (0.00)	$ (0.00)
	========	==========
Weighted average shares
Outstanding	$ 54,276	$ 72,000
	========	==========

SEE NOTES TO FINANCIAL STATEMENTS

RJV Networks, INC.
(A Development Stage Company)

STATEMENT OF SHAREHOLDERS' EQUITY
For the Three Months Ended March 31, 2001 and the
Period From December 23, 1999 (Date of Inception)
To March 31, 2001

	Common Stock		Additional Paid in Capital	Deficit Accumulate During the Development Stage	Total
	Shares	Amount
Balance,
December 23, 1999	-	$ -	$ -	$ _	$ -

Issuance of common
stock, December
31, 1999	50,000	$ 50	4,950		5,000

Net loss for period				(35)	(35)
	________	______	________	________	________
Balance,
December 31 2000	50,000	$ 50	$ 4,950	$ (35)	$ (35)

Issuance of common
Stock January
24, 2001	30,000	$ 30	$ 14,970	$	$ 15,000

Net loss for the
three months ended
March 31, 2001				(195)	(195)
	________	_____	________	________	________
Balance, March 31,
2001	80,000	$ 80	$ 19,920	$ (230)	19,770
	======	=====	=======	=======	=======

SEE NOTES TO FINANCIAL STATEMENTS

RJV NETWORK,INC.
(A Development Stage Company)

STATEMENT OF CASH FLOWS
For the Three Months Ended March 31, 2001
Period From December 23, 1999 (Date of Inception)
to March 31, 2001

	Cumulative
	During	Three Months
	Development	Ended
	Stage	March 31, 2001

Cash Flows From Operating Activities
Net loss for period	$ (230)	$ (195)

Cash Flows From Financing Activities
Issuance of common stock	20,000
Loan from shareholder	200	15,000

Net cash flows provided by
financing activities	20,200	15,000

Net increase in cash	19,970	14,805
Cash, beginning of period	-	5,165
Cash, end of period	$ 19,970	$ 19,970
	========	========

SEE NOTES TO FINANCIAL STATEMENTS

RJV NETWORK, INC.
(A Development Stage Company)
Notes to Unaudited Financial Statements

NOTE 1 - BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements of RJV Network, Inc. have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation have been included. The results of the interim periods presented herein are not necessarily indicative of the results to be expected for any other interim period or the full year. These financial statements should be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 2000 included in the registration statements herein.

PART 1. FINANCIAL INFORMATION

Management's Plan of Operations

The Company maintains a cash balance of $19,970 as of March 31, 2001. The President has agreed to continue providing his services (excluding out of pocket expenses) and office space for the Company free of charge until such time as management can raise the funding necessary to further advance its business plan to the operational phase. In consideration of this, it is management's opinion, the Company's current cash situation is sufficient and adequate until additional capital can be raised to further implement the Company's business plan (the "Plan"). At present, the Company remains in its initial development stage. Over the past several months, the Company has been raising capital and assessing the different options and requirements for the development of its software and Internet Web Site.There are no current plans for product research and development. There are no current plans to purchase or sell any significant amount of fixed assets.

There are no current plans to increase the number of employees.

PART III

(b) Exhibits

Exhibit
Number	Description
___________	_____________________________________
3.i	Articles of Incorporation of the Registrant
3.ii	Bylaws of the Registrant

SIGNATURES

In accordance with Section 12 of the Securities and Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

RJV Network, Inc.

Date June 18, 2001	By /s/ Edward Velton
Edward Velton,
President & Director